SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2007

GENESYS S.A.

(Exact name of registrant as specified in its charter)

Le Triade, 215 rue Samuel Morse, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

Genesys Conferencing Reports
Fourth Quarter and Year-End Results for 2006

Vienna, Virginia, and Montpellier, France – April 17, 2007 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia collaboration service leader, today reported unaudited financial results for the fourth quarter and year ended December 31, 2006. All results are reported under International Financial Reporting Standards (IFRS).

“2006 has been another year of strong volume growth for Genesys Conferencing, clearly demonstrating the value of our unified collaboration service”, says Francois Legros, Chairman and Chief Executive Officer. “Delivered as a Software as a Service and providing a high level of integration with enterprise applications, Genesys Meeting Center is fast becoming a core component of large enterprises’ unified communications strategy.”

Volume and Revenue

Total volume increased by 311.3 million minutes in 2006, of which over one-third was generated in the fourth quarter of 2006.  This increase was driven by the year’s strongest quarterly volume growth for Genesys Meeting Center which grew by 23.3% to 572 million minutes in the fourth quarter of 2006.  Additionally, over 30.0% of fourth quarter 2006 incremental volume growth was attributable to new customers. Genesys Meeting Center’s strong volume growth offset the continuing price erosion and partially offset the expected decline in revenue from legacy attended conferencing services.

As a result, total revenue in 2006 was 141.6 million euros compared to 2005 revenue of 141.9 million euros.  Revenue for the fourth quarter of 2006 was 35.2 million euros compared to 35.5 million euros in the fourth quarter of 2005. Genesys Meeting Center revenue was 111.5 million euros in 2006, up 1.7 million euros from 109.8 million euros in 2005. In the fourth quarter of 2006, Genesys Meeting Center revenue was 28.1 million euros, up from 27.8 million euros in the fourth quarter of 2005 and represented 80.0% of the company’s total revenue.

Gross Margin and Operating Expenses

Gross margin was 63.8% in 2006 and 62.8% in the fourth quarter of 2006, compared to 64.8% in 2005 and 63.6% in the fourth quarter of 2005. The decline in gross margin largely reflects the impact of price erosion, partially offset by less operating costs related to the reduction of legacy attended conferencing services. Additionally, gross margin for 2006 reflects a U.S. federal excise tax credit, as previously reported.

Selling, general and administrative expenses in 2006 were 78.6 million euros compared to 77.1 million euros in 2005.  In the fourth quarter of 2006, selling, general and administrative expenses were 21.0 million euros compared to 19.1 million euros in the fourth quarter of 2005. The increase in operating expenses primarily reflects a 1.4 million euro restructuring charge recorded in the fourth quarter of 2006 due to initiatives taken to streamline the company’s sales and finance senior management.

EBITDA and Net Income

EBITDA(1), excluding stock-based compensation, was 21.6 million euros in 2006, compared to 24.8 million euros in 2005. For the fourth quarter of 2006, EBITDA was 4.1 million euros compared to 5.9 million euros in fourth quarter of 2005.  The decrease in fourth quarter EBITDA largely reflects the 1.4 million euro restructuring charge.

Net income was 6.4 million euros in 2006 and 6.0 million euros in the fourth quarter of 2006, compared to 4.5 million euros in 2005 and 0.8 million euros in fourth quarter of 2005.  As of December 31, 2006, the company determined that it expects to utilize certain of its net operating losses over the next few years.  As a result, in the fourth quarter, the company recorded a 9.4 million euro non-cash, deferred tax credit, benefiting net income.  Total 2006 net income also included a 3.5 million euro non-cash, negative exchange rate impact and 1.9 million euros in financial charges related to the company’s credit facility.

Liquidity

As of December 31, 2006, the company’s net cash(2) was 6.4 million euros, an increase of 2.3 million euros compared to 4.1 million euros as of December 31, 2005, including 4.1 million euros of additional capital expenditures made in 2006 compared to 2005.

The company’s net debt position as of December 31, 2006, was 23.1 million euros compared to 71.9 million euros as of December 31, 2005.  Shareholders’ equity was 49.9 million euros compared to (8.3) million euros as of December 31, 2005.  This improvement largely reflects the recapitalization transaction completed by the company in early 2006.

“Genesys Conferencing enters 2007 with a significantly improved working capital and cash position as well as a low degree of leverage,” stated Andrew Lazarus, Executive Vice President and Chief Financial Officer. “In the coming months, we will comprehensively review our corporate structure and expenses and identify new corporate finance alternatives to support our long-term growth strategy.”

2007 Outlook

The following contains forward-looking information regarding Genesys Conferencing’s financial outlook, based on current expectations and a fixed currency rate of exchange of EUR 1.00 = USD 1.26, similar to the average exchange rate for 2006. Actual results may differ materially and the company may not update any forward-looking statements made in this press release.

In 2007, Genesys Conferencing plans to continue its development strategy by offering enterprise-class, multimedia collaboration services to the largest companies worldwide, while also concentrating on key priorities such as technology, customer service and cost efficiency. To that extent, the company expects to deploy Genesys Meeting Center as a Software as a Service to better position Genesys Conferencing in the fast-evolving unified communications market and to further propel the adoption of its services among large enterprises.

For the full-year 2007, the company expects revenue to be in the range of 138 million to 142 million euros. The company notes that 2007 revenue will continue to be impacted by price erosion and the further decline in legacy attended conferencing services. Additionally, the company expects to initiate further initiatives aimed at improving the company’s cost of operations which may result in restructuring costs similar to those recorded in 2006.

Genesys Conferencing expects that its first quarter 2007 volume growth, revenue and operating expenses, excluding restructuring charges, to be consistent with the fourth quarter of 2006. Genesys Conferencing will publish its first quarter 2007 earnings on May 15, 2007, prior to market opening in France.

Conference Call and Webcast

Chairman and Chief Executive Officer François Legros and Executive Vice President/Chief Financial Officer Andrew Lazarus will host a conference call on Tuesday, April 17, 2006 at  5:30 p.m. Central European Time or 11:30 a.m. Eastern Time to discuss 2006 financial results.

The conference call will be web cast live and may be accessed at http://events.webeventservices.com/genesys/2007/04/17

A replay of the call will be available at the same URL or at http://www.genesys.com

(1)                                  See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA. The company believes that EBITDA is a meaningful measure of performance, because it presents the company’s results of operations without the non-cash impact of depreciation and amortization. EBITDA is reported excluding stock-based compensation expense.

(2)                                  Net cash includes cash and cash equivalents less bank overdrafts.

FINANCIAL TABLES TO FOLLOW

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis.  As a result, it has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar.  In 2006, and continuing through the first quarter of 2007, the U.S. dollar has fluctuated compared to the euro. As a result, the comparability of the company’s revenues and results of operations expressed in euros were affected.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys Conferencing with the Securities and Exchange Commission on May 18, 2006.

Although Genesys Conferencing’s management believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organisations worldwide, including more than 200 of the Fortune Global 500.  The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand.  With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (FR0004270270) and on the NASDAQ in the U.S. (GNSY).  Additional information is available at www.genesys.com.

At Genesys Conferencing

Andrew G. Lazarus
Executive Vice President, Chief Financial Officer
Phone: +1 703-749-2500
andrew.lazarus@genesys.com

Marine Pouvreau
Investor Relations Manager
Phone: +1 703-749-2500
marine.pouvreau@genesys.com

GENESYS CONFERENCING
Consolidated Balance Sheets
(IFRS, in thousands of euros, except share data)

	December 31, 2005	December 31, 2006
		Unaudited
ASSETS
Non current assets
Goodwill, customer lists and technology	33,330	34,887
Other intangible assets, net	5,663	6,939
Tangible assets, net	16,011	15,402
Financial assets, net	1,336	1,579
Deferred tax assets	2,488	10,829
Investments in affiliated companies	278	—
Total non current assets	59,106	69,636
Current assets
Accounts receivable, less allowances (€ 1,547 and € 1,316 at December 31, 2005 and December 31, 2006, respectively)	27,692	24,506
Prepaid expenses and other current assets	8,811	9,233
Cash and cash equivalents	5,914	8,083
Total current assets	42,417	41,822
TOTAL ASSETS	101,523	111,458

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholders’ equity (deficit)
Ordinary shares, nominal value of €1 per share 18,307,756 shares issued and outstanding at December 31, 2005 and 69,798,286 shares issued and outstanding at December 31, 2006	18,308	69,798
Common shares to be issued	139	135
Additional paid-in capital	185,080	179,706
Additional paid-in capital to be issued	3,831	3,735
Reserve for stock-based compensation	2,605	3,410
Accumulated deficit	(223,429)	(218,411)
Net income	4,544	6,383
Currency translation adjustments	655	5,095
Total shareholders’ equity (deficit)	(8,267)	49,851
Provisions for risks and charges	720	434
Deferred tax liability	72	1,226
Long-term debt
Long-term portion of long-term debt	62,474	19,921
Long-term portion of capitalized lease obligations	39	183
Total long-term debt and other liabilities	63,305	21,764
Current liabilities
Bank overdrafts	1,851	1,673
Accounts payable and accrued liabilities	13,254	12,433
Other taxes payable and deferred compensation	9,493	9,455
Income taxes payable	3,148	1,720
Current portion of provision for risks and charges	907	1,601
Current portion of long-term debt	13,483	9,292
Current portion of capitalized lease obligations	4	125
Other current liabilities	4,345	3,544
Total current liabilities	46,485	39,843

LIABILITIES AND SHAREHOLDERS’ EQUITY	101,523	111,458

GENESYS CONFERENCING

Consolidated Statements of Operations

 (IFRS, in thousands of euros, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2005	2006	2005	2006
		Unaudited		Unaudited

Revenue	35,452	35,219	141,929	141,633

Cost of revenue	(12,899)	(13,090)	(49,913)	(51,230)

Gross profit	22,553	22,129	92,016	90,403
Operating expenses
Research and development	(1,064)	(1,110)	(3,266)	(4,007)
Selling and marketing	(10,672)	(10,540)	(40,749)	(42,356)
General and administrative	(7,397)	(7,962)	(32,805)	(30,854)
Restructuring charge		(1,408)	(256)	(1,375)
Amortization of intangibles	(721)	(577)	(2,823)	(2,536)

	(19,854)	(21,597)	(79,899)	(81,128)

Operating income	2,699	532	12,117	9,275
Interest income	172	492	297	571
Interest expense	(1,502)	(846)	(6,624)	(3,373)
Foreign exchange gain (loss)	(94)	(1,316)	(357)	(3,527)
Other income (expense)	(1,283)	(1,594)	(1,254)	(2,877)
Equity in income of affiliated companies	11	—	68	—
Income tax credit (expense)	763	8,770	297	6,314

Net income	766	6,038	4,544	6,383

Basic and diluted net income per share	.04	.09	.25	.10

Number of outstanding shares used in computing basic and diluted net income per share	18,424,005	69,912,022	18,424,005	62,576,917

GENESYS CONFERENCING

Note to the Consolidated Financial Statements

Unaudited

(In thousands of euros)

	Three months ended December 31,		Twelve months ended December 31,
	2005	2006	2005	2006
		Unaudited		Unaudited
NOTE A- EBITDA calculation
Operating income	2,699	532	12,117	9,275
Amortization of identifiable intangible assets	721	577	2,823	2,536
Depreciation	2,195	2,641	8,662	8,935

EBITDA	5,615	3,750	23,602	20,746

Stock-based compensation	306	385	1,172	805

EBITDA before stock-based compensation	5,921	4,135	24,774	21,551

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 17, 2007

GENESYS SA

By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer